EXHIBIT 99.1

Golar to acquire New Fortress Energy’s stake in FLNG Hilli

Golar LNG Limited (“Golar” or “the Company”) has agreed to acquire the New Fortress Energy Inc. (“NFE”) ownership stake in FLNG Hilli in exchange for Golar’s remaining 4.1 million shares in NFE and $100 million in cash. Golar will also take over approximately $323 million in debt obligations linked to Hilli.

Pursuant to the transaction, Golar will acquire the 50% interest in Trains 1 and 2 of FLNG Hilli, currently owned by a subsidiary of NFE. Following closing of the transaction, Golar’s effective interest in currently contracted FLNG Hilli earnings will be as follows:

  94.55% of Common Units that receive tolling related fees relating to trains 1 and 2, and 5% of Dutch Title Transfer Facility (“TTF”) related fees,
  89.1% of Series A units that receive Brent oil related fees,
  89.1% of Series B units that receive 95% of TTF related fees.

Following the transaction Golar will have no remaining shareholding in NFE.

Commenting on the transaction, Golar CEO Karl Fredrik Staubo said “Today’s announced transaction increases Golar’s portion of cash flow generation from Hilli’s existing contract ending in July 2026.  Improved market fundamentals for liquefaction capacity and Hilli’s market leading operational track record supports increased utilization and earnings potential of Hilli upon re-contracting. The transaction continues our company simplification, reducing our investments in listed securities whilst unifying the ownership of the FLNG Hilli.

We have enjoyed the collaborative relationship with NFE and look forward to observing their continued contribution to expanding the global LNG market through technical solutions complementary to Golar’s business.”

Wes Edens, Chairman and CEO of New Fortress Energy said “From a strategic perspective, the transaction allows us to focus solely on our own FLNG portfolio that we own 100 percent of as well as buy back NFE stock at an attractive valuation. Golar has been a meaningful partner for the past several years and we have appreciated the opportunities to collaborate with them as we continue to advance NFE’s mission to bring more affordable, reliable and cleaner energy to customers around the world.”

Subject to customary conditions, the transaction is expected to close in Q1 2023.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
February 6, 2023
Enquiries:
Golar Management Limited: + 44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO
Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act